EXHIBIT 99.1

Brookfield Infrastructure Announces Reset Distribution Rate on Its Series 1 Preferred Units

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, News, June 01, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that it has determined the fixed distribution rate on its Cumulative Class A Preferred Limited Partnership Units, Series 1 (“Series 1 Units”) (TSX: BIP.PR.A) for the five years commencing July 1, 2020 and ending June 30, 2025.

Series 1 Units and Series 2 Units

If declared, the fixed quarterly distributions on the Series 1 Units during the five years commencing July 1, 2020 will be paid at an annual rate of 3.974% ($0.248375 per unit per quarter).

Holders of Series 1 Units have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on June 15, 2020, to reclassify all or part of their Series 1 Units, on a one-for-one basis, into Cumulative Class A Preferred Limited Partnership Units, Series 2 (the “Series 2 Units”), effective June 30, 2020.

The quarterly floating rate distributions on the Series 2 Units will be paid at an annual rate, calculated for each quarter, of 3.56% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly distribution rate in respect of the July 1, 2020 to September 30, 2020 distribution period for the Series 2 Units will be 0.96159% (3.815% on an annualized basis) and the distribution, if declared, for such distribution period will be $0.2403975 per unit, payable on September 30, 2020.

Holders of Series 1 Units are not required to elect to reclassify all or any part of their Series 1 Units into Series 2 Units.

As provided in the unit conditions of the Series 1 Units, (i) if Brookfield Infrastructure determines that there would be fewer than 1,000,000 Series 1 Units outstanding after June 30, 2020, all remaining Series 1 Units will be automatically reclassified into Series 2 Units on a one-for-one basis effective June 30, 2020; or (ii) if Brookfield Infrastructure determines that there would be fewer than 1,000,000 Series 2 Units outstanding after June 30, 2020, no Series 1 Units will be permitted to be reclassified into Series 2 Units. There are currently 4,989,265 Series 1 Units outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 2 Units effective upon reclassification. Listing of the Series 2 Units is subject to Brookfield Infrastructure fulfilling all the listing requirements of the TSX and, upon approval, the Series 2 Units will be listed on the TSX under the trading symbol “BIP.PR.G”.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $515 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Managing Director, Investments Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com